Exhibit 99.1

Letter to Employees, dated October 3, 2022

From: Frederic Chereau, President and Chief Executive Officer

Subject: An important moment for patients, our pipeline, and our purpose

October 3, 2022

Dear GeneRiders,

LogicBio began operations in 2016 with the mission of delivering the hope of genetic medicine to patients with rare diseases. Since then, we have achieved several meaningful milestones bringing us to become a clinical-stage company with additional candidates in our research pipeline, and today is an exciting day for LogicBio.

A few moments ago, Alexion, AstraZeneca Rare Disease (Alexion) and LogicBio issued press releases announcing the companies entered into an agreement for Alexion to acquire LogicBio for $2.07 per share in cash, which represents a total equity value of approximately $70 million and a premium of approximately 660% to our stock’s closing price on September 30, 2022. The proposed acquisition is an amazing testament to our hard work and innovation! Attached you can find a copy of the press release.

The value placed in LogicBio by Alexion is due to this incredible team, both past and present. This team successfully built our Company with a deep commitment to developing novel treatments for patients with devastating diseases and high unmet needs. We are very excited about this transaction because we believe that this is the best option to bring our innovative technologies forward to patients.

We believe this deal is a testament to the innovation, science, people, and culture of LogicBio. Alexion is a leading global biopharmaceutical company that has brought forward a wide range of therapies to address many challenging diseases. We believe that Alexion, with its expertise in global drug development and the resources afforded to a large pharmaceutical company, is well-positioned to bring our technologies to the millions of patients living with devastating rare diseases.

I recognize that you will have many questions about what this transaction means for you personally. We’ve prepared the attached Employee Frequently Asked Questions (FAQ) document to help with your understanding of the proposed transaction. Also, we will host a mandatory All Hands Meeting today at 9:00 a.m. from the 65 Hayden cafe and via Microsoft Teams to talk more about this exciting announcement. This session will be followed by smaller group meetings. As always, we are committed to being as open and transparent with you as much as possible and will share information as we are able. However, please understand that we are in the process of finalizing the details of the proposed transaction and may not have all of the answers just yet.

We anticipate the transaction to close sometime in the next four to six weeks, subject to the tender of at least a majority of the outstanding shares of LogicBio common stock and the satisfaction of other closing conditions. Until the closing, we remain an independent company and we will continue to advance our projects in accordance with our ordinary course of business. All of us should remain focused on our day-to-day responsibilities.

Today’s announcement may generate interest from the press or other external parties. If you receive any inquiries related to the proposed transaction, please do not respond, and forward them to a member of senior management. Please also be mindful that we are in a restricted communications period for the time being. Even though the deal has been announced publicly, you should not comment, share, or post anything on social media regarding the news, including from our corporate accounts, and should not have written communications about the proposed transaction, including emails or chats, social media posts or text, unless directed to do so by senior management.

You are an incredible team and I thank you for all you do. Your dedication is inspiring. I look forward to speaking with you at our all-hands meeting.

Fred

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the ability of the parties to complete the proposed transaction; the expected timing of completion of the proposed transaction, as well as any assumptions underlying any of the foregoing.

The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the stockholders of LogicBio Therapeutics, Inc. (the “Company”) tendering their shares of common stock in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require a termination fee or other expenses; (vii) the effect of the transaction announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its business partners, collaborators, vendors and others with whom it does business, its business generally or its stock price; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its quarterly report on Form 10-Q for the fiscal period ended June 30, 2022 and other filings the Company may make with the SEC in the future. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are based on information currently available to the Company, and the Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law.

Additional Information

The tender offer for the outstanding common stock of the Company has not yet commenced. This communication does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell the Company’s securities. An offer to purchase shares of the Company’s common stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, the acquiror will file a Tender Offer Statement on Schedule TO with the SEC and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information. The Company’s stockholders are urged to read these documents (including the Offer to Purchase and related Letter of Transmittal and certain other documents), and the Solicitation/Recommendation Statement, as may be amended from time to time, carefully when they become available because they will contain important information that they should consider before making any decision regarding tendering their shares of common stock. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the documents may be obtained for free on the Company’s website at investor.logicbio.com.